UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

The Fresh Market, Inc.

(Name of Subject Company (Issuer))

Pomegranate Merger Sub, Inc.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

Pomegranate Holdings, Inc.

(Name of Filing Persons (Parent of Offeror))

Apollo Management VIII, L.P.

(Names of Filing Persons (Other Person))

Common Stock, $0.01 par value

(Title of Class of Securities)

35804H106

(CUSIP Number of Class of Securities)

Pomegranate Merger Sub, Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Howard Kenny

Robert G. Robison

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,449,002,757.00	$145,914.58
*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by (1) multiplying the offer price of $28.50 per share of common stock, par value $0.01 per share (“Shares”), of The Fresh Market, Inc., a Delaware corporation (“The Fresh Market”), by 50,842,202 Shares, which is the sum of (1) 47,049,217 Shares issued and outstanding (including all shares entitled to vote in the election of directors of The Fresh Market or on the adoption of the Merger Agreement (as defined below), if applicable, of which 25,860 Shares were subject to forfeiture conditions), (2) 727,997 Shares reserved and available for issuance pursuant to The Fresh Market’s 2010 Omnibus Incentive Compensation Plan (the “Company Stock Plan”), (3) 1,470,457 Shares issuable upon the exercise outstanding options granted under the Company Stock Plan, (4) 350,677 Shares issuable pursuant to restricted stock units granted under the Company Stock Plan, (5) 1,630 Shares issuable pursuant to deferred share units granted under the Company Stock Plan, (6) a maximum of 264,218 Shares issuable pursuant to performance stock unit awards granted under the Company Stock Plan and (7) 978,006 Shares reserved and available for purchase under The Fresh Market’s Employee Stock Purchase Plan. The foregoing share figures have been provided by The Fresh Market to the Offeror and are as of March 9, 2016, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Advisory Rate #1 for fiscal year 2016, issued August 17, 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$145,914.58	Filing Party:	Pomegranate Merger Sub, Inc.
Form or Registration No.:	Not applicable	Date Filed:	March 25, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pomegranate Merger Sub, Inc., a Delaware corporation (the “Offeror”), Pomegranate Holdings, Inc., a Delaware corporation (“Parent”), and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”) on March 25, 2016 (such Tender Offer Statement, together with any amendments or supplements thereto, the “Schedule TO”). The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management VIII. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $28.50 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of March 11, 2016, by and among The Fresh Market, Parent and the Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 15 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by replacing the last three paragraphs with the following five paragraphs:

Litigation. On March 24, 2016, Dolores Balint filed a purported stockholder class action against The Fresh Market, the members of The Fresh Market Board, Parent and the Offeror in connection with the Transactions in the General Court of Justice, Superior Court Division of the State of North Carolina. The case is captioned Dolores Balint v. The Fresh Market, Inc. et al., Civil File No. 16-CVS-4144. Balint alleged that the members of The Fresh Market Board breached their fiduciary duties of loyalty and due care owed to the plaintiff and the public stockholders of The Fresh Market, including by allegedly failing to properly value The Fresh Market, allegedly failing to take steps to maximize the value of The Fresh Market to its public stockholders and agreeing to allegedly preclusive deal protection provisions. Balint also alleged that The Fresh Market, Parent and the Offeror aided and abetted those breaches of fiduciary duties by the directors of The Fresh Market. Balint sought, among other things, to enjoin the Transactions and requested attorneys’ fees and damages in an unspecified amount. On April 13, 2016, the plaintiff filed a Notice of Voluntary Dismissal and on April 14, 2016 the court ordered all claims dismissed, without prejudice, as to all defendants and closed the case.

On April 7, 2016, Ross Deambrogio filed a purported stockholder class action against The Fresh Market and The Fresh Market Board in connection with the Transactions in the United States District Court for the District of Delaware. The case is captioned Ross Deambrogio v. The Fresh Market, Inc., et al., Case No. 1:16-cv-00239-LPS. None of Parent, Offeror or Management VIII were named as parties to the action. The complaint purports to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 under the Exchange Act. The complaint alleges, among other things, that The Fresh Market Board failed to provide material information and/or omitted material information from the Schedule 14D-9. The complaint seeks to enjoin the closing of the Offer and the consummation of the Transactions until The Fresh Market discloses certain additional information in the Schedule 14D-9 and requests attorneys’ fees and other equitable relief. On April 13, 2016, the plaintiff withdrew his Motion for a Preliminary Injunction.

On April 8, 2016, John Solak filed a purported stockholder class action against The Fresh Market, the directors of The Fresh Market, Parent, Offeror, Apollo Global Management, LLC (“Apollo”), Management VIII and Brett Berry in connection with the Transactions in the United States District Court for the District of Delaware. The case is captioned John Solak v. The Fresh Market, Inc., et al., Case No. 1:16-cv-00249-SLR. The complaint purports to assert claims under Sections 14(d)(7) and 14(e) of the Exchange Act and Rule 14d-10 under the Exchange Act and claims for alleged breaches of fiduciary duties. The complaint alleges, among other things, that The Fresh Market Board, aided and abetted by The Fresh Market, Parent, Offeror, Apollo, Management VIII and Brett Berry, breached their fiduciary duties of loyalty and due care owed to the plaintiff and the public stockholders of The Fresh Market, that The Fresh Market Board failed to provide material information and/or omitted material information from the Schedule 14D-9 and that both the Support Agreement and Rollover Agreement violate Section 14(d)(7) of the Exchange Act. The complaint seeks to enjoin the consummation of the Transactions, a declaration from the court that the defendants violated federal securities laws and requests an award of compensatory damages to the plaintiffs, attorneys’ fees and other equitable relief. Parent, the Offeror, Apollo and Management VIII believe these claims are without merit and intend to vigorously defend against these claims.

On April 11, 2016, Ronald Jantz filed a purported stockholder class action against The Fresh Market and The Fresh Market Board in connection with the Transactions in the United States District Court for the Middle District of North Carolina. The case is captioned Ronald Jantz v. Ray Berry, et al., Case No. 1:16-CV-307-CCE-JEP. The complaint purports to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 under the Exchange Act. The complaint alleges, among other things, that The Fresh Market Board failed to provide material information and/or omitted material information from the Schedule 14D-9. The complaint seeks to enjoin the closing of the Offer and the consummation of the Transactions, and requests an award of compensatory damages to the plaintiffs, attorneys’ fees and other equitable relief.

On April 14, 2016, Bruce S. Sherman and Bruce & Cynthia Sherman Charitable Foundation, Inc. filed a purported stockholder class action against The Fresh Market, The Fresh Market Board, Parent, the Offeror, Apollo and Management VIII in connection with the Transactions in the Court of Chancery for the State of Delaware. The case is captioned Bruce S. Sherman and Bruce & Cynthia Sherman Charitable Foundation, Inc. v. The Fresh Market, Inc., et al., Case No. 12205. The complaint purports to assert claims against The Fresh Market Board for alleged breaches of fiduciary duties and against The Fresh Market, Parent, the Offeror, Apollo and Management VIII for aiding and abetting the members of The Fresh Market Board’s alleged breaches of fiduciary duties. The complaint seeks to enjoin the consummation of the Transactions and requests an award of compensatory damages to the plaintiffs, attorneys’ fees and other equitable relief. Parent, the Offeror, Apollo and Management VIII believe these claims are without merit and intend to vigorously defend against these claims.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMEGRANATE MERGER SUB, INC.
By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President
POMEGRANATE HOLDINGS, INC.
By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President
APOLLO MANAGEMENT VIII, L.P.
BY: AIF VIII Management, LLC, its General Partner
By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President

Dated: April 14, 2016